August 22, 2018

Rongjie Dong
Chief Executive Officer
HUYA Inc.
Building B-1, North Block of Wanda Plaza
No. 79 Wanbo 2nd Road
Panyu District, Guangzhou 511442
The People's Republic of China

       Re: HUYA Inc.
           Draft Registration Statement on Form F-1
           Submitted August 21, 2018
           CIK No. 0001728190

Dear Mr. Dong:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Folake Ayoola, Special Counsel, at (202) 551-3673 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Information Technologies
                                                             and Services